

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports First Quarter Earnings
Earnings and Revenue Growth Year-Over-Year Driven by Profitability Improvement and Solid Loan Growth

GREENVILLE, SC – April 21, 2026 – United Community Banks, Inc. (NYSE: UCB) (United) today announced net income for the first quarter of 2026 of $84.3 million and pre-tax, pre-provision income of $119.2 million. Diluted earnings per share of $0.69 for the quarter represented an increase of $0.11 from the first quarter of 2025 and a decrease of $0.01 from the fourth quarter of 2025.

On an operating basis, United's diluted earnings per share of $0.70 increased 19% from the year-ago quarter. Strong revenue growth and positive operating leverage drove the year-over-year results.

United's return on assets was 1.22% on both a GAAP and operating basis in the first quarter of 2026, up from 1.02% and 1.04%, GAAP and operating, respectively, for the first quarter of 2025. Return on common equity was 9.4% and return on tangible common equity on an operating basis was 13.1%. On a pre-tax, pre-provision basis, operating return on assets was 1.73% for the quarter. At quarter-end, tangible common equity to tangible assets was 9.9%, equal to the fourth quarter.

Chairman and CEO Lynn Harton stated, "Our first quarter results mark the start of what we expect to be a great year for United. We continue to improve our earning asset mix by growing loans, funded by maturing investment securities and growth in customer deposits. This shift in earning asset composition and our strategic focus on deposit pricing helped to widen our net interest margin by three basis points in the first quarter. In fact, our net interest margin is up 29 basis points when compared to the first quarter of 2025. We entered the year with a small wholesale funding position, but deposit growth allowed that to be completely repaid by the end of the quarter. We took advantage of our strong capital position and repurchased 1.09 million shares of our common stock at an average price of $33.97 per share during the quarter. All our key performance metrics show significant improvement when compared to the first quarter of 2025. With strong capital and liquidity, we notified holders of our remaining $100 million in subordinated debentures of our intent to redeem those securities in the second quarter.

Harton continued, "I'm very proud of our first quarter financial results and also pleased to report that we were notified in March that United had earned its twelfth JD Power award for outstanding customer satisfaction in the Southeast. That is a tremendous accomplishment by our exceptional team of bankers and a testament to the enduring nature and consistency of our strong corporate culture throughout our organization. Congratulations to our entire team for this great recognition of your focus on customer care."

Net charge-offs were $10.4 million or 0.22% annualized of average loans, compared with 0.21% for the first quarter of 2025 and 0.34% for the fourth quarter of 2025. Nonperforming assets were 0.35% of total assets, up slightly from 0.33% for the fourth quarter. Provision for credit losses was $10.9 million for the first quarter, down from $15.4 million a year ago and $13.7 million for the fourth quarter. As of March 31, the allowance for credit losses represents 1.15% of loans, down slightly from 1.16% at December 31, 2025, reflecting more optimism in the economic forecast.

United also announced today the execution of a definitive merger agreement to acquire Peach State Bancshares, Inc. Details of the transaction are described in a separate presentation, filed with the SEC on April 21 and available within the Investor Relations section of United's website.

First Quarter 2026 Financial Highlights:
- EPS of $0.69 was up $0.11 on a GAAP basis compared to first quarter 2025, and EPS of $0.70 was up $0.11, or 19%, on an operating basis
- Net income of $84.3 million and pre-tax, pre-provision income of $119.2 million, up $12.9 million and $12.6 million, respectively, from a year ago
- Total revenue of $276.5 million improved $28.8 million, or 12%, from a year ago
- Net interest margin of 3.65% increased by 29 basis points from a year ago and 3 basis points from the fourth quarter on a lower cost of funds and improving asset mix
- Provision for credit losses was $10.9 million, down $4.6 million from a year ago and $2.8 million from the fourth quarter; allowance for credit losses coverage down slightly to 1.15% of total loans; net charge-offs were $10.4 million, or 0.22% of average loans, annualized
- Noninterest expense was up $5.3 million compared to the fourth quarter on a GAAP basis and up $0.2 million on an operating basis
- Efficiency ratio of 56.7% on a GAAP basis, or 55.7% on an operating basis, improved from a year ago
- Strong loan production led to loan growth of $218 million, up 4.5% annualized, from the fourth quarter
- Mortgage closings of $251 million compared to $187 million in first quarter 2025; mortgage rate locks of $408 million compared to $330 million in first quarter 2025
- Customer deposits were up $237 million from the fourth quarter
- Return on assets of 1.22% on both a GAAP and operating basis
- Return on common equity and return on tangible common equity on an operating basis were 9.4% and 13.1%, respectively
- Maintained strong capital ratios with preliminary Common Equity Tier 1 of 13.4%
- Quarterly common dividend of $0.25 per share declared during the quarter, up 4% year-over-year
- Repurchased 1.09 million shares of common stock in the first quarter at an average price of $33.97 per share

Conference Call
United will hold a conference call on Tuesday, April 21, 2026 at 9:00 a.m. EST to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to **https://dpregister.com/sreg/10207568/103998c8460**. Those without internet access or unable to pre-register may dial in by calling 1-844-676-1337. The conference call also will be webcast and can be accessed by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of the company's website, ucbi.com

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2026		2025								First Quarter 2026 - 2025 Change
	First Quarter		Fourth Quarter		Third Quarter		Second Quarter		First Quarter		
INCOME SUMMARY											
Interest revenue	$	333,961	$	346,367	$	353,850	$	347,365	$	335,357	
Interest expense		101,197		108,441		120,221		121,834		123,336	
Net interest revenue		232,764		237,926		233,629		225,531		212,021	10 %
Noninterest income		43,746		40,462		43,219		34,708		35,656	23
Total revenue		276,510		278,388		276,848		260,239		247,677	12
Provision for credit losses		10,853		13,662		7,907		11,818		15,419	(30)
Noninterest expense		157,302		152,048		150,868		147,919		141,099	11
Income before income tax expense		108,355		112,678		118,073		100,502		91,159	19
Income tax expense		24,066		26,223		26,579		21,769		19,746	22
Net income		84,289		86,455		91,494		78,733		71,413	18
Non-operating items		508		606		3,468		4,833		1,297	
Income tax benefit of non-operating items		(113)		(133)		(751)		(1,047)		(281)	
Net income - operating [1]	$	84,684	$	86,928	$	94,211	$	82,519	$	72,429	17
Pre-tax pre-provision income [5]	$	119,208	$	126,340	$	125,980	$	112,320	$	106,578	12
PERFORMANCE MEASURES											
Per common share:											
Diluted net income - GAAP	$	0.69	$	0.70	$	0.70	$	0.63	$	0.58	19
Diluted net income - operating [1]		0.70		0.71		0.75		0.66		0.59	19
Cash dividends declared		0.25		0.25		0.25		0.24		0.24	4
Book value		30.54		30.17		29.44		28.89		28.42	7
Tangible book value [3]		22.56		22.24		21.59		21.00		20.58	10
Key performance ratios:											
Return on common equity - GAAP [2][4]		9.35 %		9.48 %		9.20 %		8.45 %		7.89 %	
Return on common equity - operating [1][2][4]		9.39		9.53		9.83		8.87		8.01	
Return on tangible common equity - operating [1][2][3][4]		13.05		13.31		13.56		12.34		11.21	
Return on assets - GAAP [4]		1.22		1.21		1.29		1.11		1.02	
Return on assets - operating [1][4]		1.22		1.22		1.33		1.16		1.04	
Return on assets - pre-tax pre-provision, excluding non-operating items [1][4][5]		1.73		1.78		1.83		1.66		1.55	
Net interest margin (fully taxable equivalent) [4]		3.65		3.62		3.58		3.50		3.36	
Efficiency ratio - GAAP		56.66		54.40		54.30		56.69		56.74	
Efficiency ratio - operating [1]		55.65		54.19		53.05		54.84		56.22	
Equity to total assets		12.97		12.99		12.78		12.86		12.56	
Tangible common equity to tangible assets [3]		9.92		9.92		9.71		9.45		9.18	
ASSET QUALITY											
Nonperforming assets ("NPAs")	$	98,623	$	93,498	$	97,916	$	83,959	$	93,290	6
ACL, loans		208,396		210,429		215,791		216,500		211,974	(2)
ACL, total		225,996		225,520		228,276		228,045		223,201	1
Net charge-offs		10,377		16,418		7,676		8,225		9,607	8
ACL, loans to loans		1.06 %		1.09 %		1.13 %		1.14 %		1.15 %	
ACL, total to loans		1.15		1.16		1.19		1.21		1.21	
Net charge-offs to average loans [4]		0.22		0.34		0.16		0.18		0.21	
NPAs to total assets		0.35		0.33		0.35		0.30		0.33	
AT PERIOD END ($ in millions)											
Loans	$	19,602	$	19,384	$	19,175	$	18,921	$	18,425	6
Investment securities		5,889		5,988		6,163		6,382		6,661	(12)
Total assets		28,177		28,003		28,143		28,086		27,874	1
Deposits		24,025		23,798		24,021		23,963		23,762	1
Shareholders' equity		3,655		3,639		3,597		3,613		3,501	4
Common shares outstanding (thousands)		119,684		120,598		121,553		121,431		119,514	—

[1] Excludes non-operating items as detailed on Non-GAAP Performance Measures Reconciliation. [2] Net income less preferred stock dividends, divided by average common equity. [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Loan Portfolio Composition at Period-End

(in millions)	2026 First Quarter		2025 Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Owner occupied commercial RE	$	4,041	$	3,950	$	3,678	$	3,563	$	3,419	$	91	$	622
Income producing commercial RE		4,984		5,032		4,534		4,548		4,416		(48)		568
Commercial & industrial		2,771		2,696		2,593		2,516		2,506		75		265
Commercial construction & land		1,072		998		1,734		1,752		1,681		74		(609)
Equipment financing		1,897		1,848		1,808		1,778		1,723		49		174
Total commercial		14,765		14,524		14,347		14,157		13,745		241		1,020
Residential mortgage		3,122		3,157		3,198		3,210		3,218		(35)		(96)
Home equity		1,344		1,319		1,252		1,180		1,099		25		245
Residential construction & land		185		191		178		174		171		(6)		14
Consumer		187		188		192		191		183		(1)		4
Other		(1)		5		8		9		9		(6)		(10)
Total loans	$	19,602	$	19,384	$	19,175	$	18,921	$	18,425	$	218	$	1,177
LOANS BY MARKET														
Georgia	$	4,617	$	4,635	$	4,584	$	4,551	$	4,484	$	(18)	$	133
South Carolina		3,037		2,971		2,926		2,872		2,821		66		216
North Carolina		2,722		2,712		2,676		2,626		2,666		10		56
Tennessee		1,895		1,913		1,902		1,881		1,880		(18)		15
Florida		3,229		3,102		3,040		2,966		2,572		127		657
Alabama		1,049		1,050		1,054		1,016		1,009		(1)		40
Commercial Banking Solutions		3,053		3,001		2,993		3,009		2,993		52		60
Total loans	$	19,602	$	19,384	$	19,175	$	18,921	$	18,425	$	218	$	1,177

UNITED COMMUNITY BANKS, INC.
Credit Quality
(in thousands)

	2026	2025	
	First Quarter	Fourth Quarter	Third Quarter
NONACCRUAL LOANS			
Owner occupied RE	$ 18,265	$ 11,165	$ 10,275
Income producing RE	11,037	11,488	10,884
Commercial & industrial	19,890	18,294	25,754
Commercial construction & land	17	18	3,198
Equipment financing	8,024	10,383	9,716
Total commercial	57,233	51,348	59,827
Residential mortgage	31,906	32,423	28,978
Home equity	6,209	5,247	5,234
Residential construction & land	355	1,079	1,241
Consumer	1,009	1,001	1,163
Total nonaccrual loans	96,712	91,098	96,443
OREO and repossessed assets	1,911	2,400	1,473
Total NPAs	$ 98,623	$ 93,498	$ 97,916

	2026		2025			
	First Quarter		Fourth Quarter		Third Quarter	
(in thousands)	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS (RECOVERIES) BY CATEGORY						
Owner occupied RE	$ 666	0.07 %	$ 1,610	0.17 %	$ 2,497	0.28 %
Income producing RE	(85)	(0.01)	(116)	(0.01)	(106)	(0.01)
Commercial & industrial	3,309	0.50	7,557	1.15	(1,132)	(0.18)
Commercial construction & land	6	—	1,484	0.35	491	0.11
Equipment financing	5,835	1.29	5,092	1.12	5,487	1.23
Total commercial	9,731	0.27	15,627	0.43	7,237	0.20
Residential mortgage	133	0.02	126	0.02	(259)	(0.03)
Home equity	(54)	(0.02)	(94)	(0.03)	19	0.01
Residential construction & land	12	0.03	16	0.03	12	0.03
Consumer	555	1.21	743	1.55	667	1.39
Total	$ 10,377	0.22	$ 16,418	0.34	$ 7,676	0.16

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)		March 31, 2026		December 31, 2025
ASSETS				
Cash and due from banks	$	177,025	$	202,586
Interest-bearing deposits in banks		316,116		193,168
Cash and cash equivalents		493,141		395,754
Trading securities		103,384		—
Debt securities available-for-sale		3,574,546		3,750,863
Debt securities held-to-maturity (fair value $1,878,414 and $1,918,426, respectively)		2,211,523		2,237,356
Loans held for sale		41,357		39,381
Loans and leases held for investment		19,601,641		19,384,317
Less allowance for credit losses - loans and leases		(208,396)		(210,429)
Loans and leases, net		19,393,245		19,173,888
Premises and equipment, net		391,883		393,714
Bank-owned life insurance		365,492		364,184
Goodwill and other intangible assets, net		964,819		967,882
Other assets		637,192		679,532
Total assets	$	28,176,582	$	28,002,554
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits:				
Noninterest-bearing demand	$	6,473,101	$	6,252,252
NOW and interest-bearing demand		5,900,748		5,969,864
Money market		6,720,216		6,696,530
Savings		1,101,590		1,085,331
Time		3,664,706		3,619,189
Brokered		164,704		175,264
Total deposits		24,025,065		23,798,430
Short-term borrowings		—		85,000
Long-term debt		120,500		120,400
Accrued expense and other liabilities		376,351		360,038
Total liabilities		24,521,916		24,363,868
Shareholders' equity:				
Common stock, $1 par value; 200,000,000 shares authorized, 119,684,031 and 120,598,266 shares issued and outstanding, respectively		119,684		120,598
Capital surplus		2,721,132		2,754,399
Retained earnings		968,188		914,261
Accumulated other comprehensive loss		(154,338)		(150,572)
Total shareholders' equity		3,654,666		3,638,686
Total liabilities and shareholders' equity	$	28,176,582	$	28,002,554

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

	Three Months Ended March 31,	
(in thousands, except per share data)	**2026**	**2025**
Interest revenue:		
Loans, including fees	$ 286,599	$ 274,056
Investment securities, including tax exempt of $1,646 and $1,678, respectively	45,344	58,850
Trading securities	785	—
Deposits in banks and short-term investments	1,233	2,451
Total interest revenue	333,961	335,357
Interest expense:		
Deposits:		
NOW and interest-bearing demand	28,129	37,390
Money market	40,709	49,541
Savings	480	624
Time	28,711	31,379
Deposits	98,029	118,934
Short-term borrowings	998	1,107
Federal Home Loan Bank advances	969	433
Long-term debt	1,201	2,862
Total interest expense	101,197	123,336
Net interest revenue	232,764	212,021
Noninterest income:		
Service charges and fees	9,545	9,535
Mortgage loan gains and other related fees	8,029	6,122
Wealth management fees	4,629	4,465
Net gains from sales of other loans	1,893	1,396
Lending and loan servicing fees	3,971	4,165
Securities gains, net	133	6
Other	15,546	9,967
Total noninterest income	43,746	35,656
Total revenue	276,510	247,677
Provision for credit losses	10,853	15,419
Noninterest expense:		
Salaries and employee benefits	101,249	84,267
Communications and equipment	14,102	13,699
Occupancy	11,725	10,929
Advertising and public relations	2,397	1,881
Postage, printing and supplies	2,757	2,561
Professional fees	5,576	5,931
Lending and loan servicing expense	2,582	1,987
Outside services - electronic banking	3,559	2,763
FDIC assessments and other regulatory charges	2,269	4,642
Amortization of intangibles	3,063	3,286
Merger-related and other charges	873	1,297
Other	7,150	7,856
Total noninterest expense	157,302	141,099
Income before income taxes	108,355	91,159
Income tax expense	24,066	19,746
Net income	84,289	71,413
Preferred stock dividends	—	1,573
Earnings allocated to participating securities	552	411
Net income available to common shareholders	$ 83,737	$ 69,429
Net income per common share:		
Basic	$ 0.69	$ 0.58
Diluted	0.69	0.58
Weighted average common shares outstanding:		
Basic	120,498	120,043
Diluted	120,723	120,201

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended March 31,

(dollars in thousands, fully taxable equivalent (FTE))	2026 Average Balance	Interest	Average Rate	2025 Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 19,403,795	$ 286,629	5.99 %	$ 18,213,501	$ 273,930	6.10 %
AFS & HTM taxable securities [3]	5,845,672	43,698	2.99	6,737,658	57,172	3.39
AFS & HTM tax-exempt securities (FTE) [1][3]	346,420	2,202	2.54	356,712	2,245	2.52
Other interest-earning assets	389,637	2,540	2.64	400,592	3,001	3.04
Total interest-earning assets (FTE)	25,985,524	335,069	5.22	25,708,463	336,348	5.29
Noninterest-earning assets:						
Allowance for credit losses	(212,867)			(210,169)		
Cash and due from banks	200,085			219,540		
Premises and equipment	393,853			396,443		
Other assets [3]	1,705,566			1,610,104		
Total assets	$ 28,072,161			$ 27,724,381		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 5,853,104	28,129	1.95	$ 6,134,004	37,390	2.47
Money market	6,826,707	40,709	2.42	6,583,963	49,541	3.05
Savings	1,089,856	480	0.18	1,096,308	624	0.23
Time	3,651,034	28,183	3.13	3,446,048	30,831	3.63
Brokered time deposits	60,279	528	3.55	50,447	548	4.41
Total interest-bearing deposits	17,480,980	98,029	2.27	17,310,770	118,934	2.79
Federal funds purchased and other borrowings	107,668	998	3.76	80,760	1,107	5.56
Federal Home Loan Bank advances	102,278	969	3.84	38,900	433	4.51
Long-term debt	120,450	1,201	4.04	254,220	2,862	4.57
Total borrowed funds	330,396	3,168	3.89	373,880	4,402	4.77
Total interest-bearing liabilities	17,811,376	101,197	2.30	17,684,650	123,336	2.83
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,265,370			6,194,217		
Other liabilities	337,611			369,939		
Total liabilities	24,414,357			24,248,806		
Shareholders' equity	3,657,804			3,475,575		
Total liabilities and shareholders' equity	$ 28,072,161			$ 27,724,381		
Net interest revenue (FTE)		$ 233,872			$ 213,012	
Net interest-rate spread (FTE)			2.92 %			2.46 %
Net interest margin (FTE) [4]			3.65 %			3.36 %

[1] Interest revenue on tax-exempt securities and loans includes a taxable-equivalent adjustment to reflect comparable interest on taxable securities and loans. The FTE adjustment totaled $1.11 million and $991,000, respectively, for the three months ended March 31, 2026 and 2025. The tax rate used to calculate the adjustment was 25%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $176 million in 2026 and $269 million in 2025 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

	2026		2025							
	First Quarter		Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
Noninterest income reconciliation										
Noninterest income (GAAP)	$	43,746	$	40,462	$	43,219	$	34,708	$	35,656
Gain on terminated cash flow hedge		(5,184)		—		—		—		—
Noninterest income - operating	$	38,562	$	40,462	$	43,219	$	34,708	$	35,656
Noninterest expense reconciliation										
Noninterest expense (GAAP)	$	157,302	$	152,048	$	150,868	$	147,919	$	141,099
Payroll transition bonus		(6,704)		—		—		—		—
FDIC special assessment accrual reversal		1,885		—		—		—		—
Merger-related and other charges		(873)		(606)		(3,468)		(4,833)		(1,297)
Noninterest expense - operating	$	151,610	$	151,442	$	147,400	$	143,086	$	139,802
Net income to operating income reconciliation										
Net income (GAAP)	$	84,289	$	86,455	$	91,494	$	78,733	$	71,413
Gain on terminated cash flow hedge		(5,184)		—		—		—		—
Payroll transition bonus		6,704		—		—		—		—
FDIC special assessment accrual reversal		(1,885)		—		—		—		—
Merger-related and other charges		873		606		3,468		4,833		1,297
Income tax benefit of non-operating items		(113)		(133)		(751)		(1,047)		(281)
Net income - operating	$	84,684	$	86,928	$	94,211	$	82,519	$	72,429
Net income to pre-tax pre-provision income reconciliation										
Net income (GAAP)	$	84,289	$	86,455	$	91,494	$	78,733	$	71,413
Income tax expense		24,066		26,223		26,579		21,769		19,746
Provision for credit losses		10,853		13,662		7,907		11,818		15,419
Pre-tax pre-provision income	$	119,208	$	126,340	$	125,980	$	112,320	$	106,578
Diluted income per common share reconciliation										
Diluted income per common share (GAAP)	$	0.69	$	0.70	$	0.70	$	0.63	$	0.58
Gain on terminated cash flow hedge		(0.03)		—		—		—		—
Payroll transition bonus		0.04		—		—		—		—
FDIC special assessment accrual reversal		(0.01)		—		—		—		—
Merger-related and other charges		0.01		0.01		0.02		0.03		0.01
Deemed dividend on preferred stock redemption		—		—		0.03		—		—
Diluted income per common share - operating	$	0.70	$	0.71	$	0.75	$	0.66	$	0.59
Book value per common share reconciliation										
Book value per common share (GAAP)	$	30.54	$	30.17	$	29.44	$	28.89	$	28.42
Effect of goodwill and other intangibles		(7.98)		(7.93)		(7.85)		(7.89)		(7.84)
Tangible book value per common share	$	22.56	$	22.24	$	21.59	$	21.00	$	20.58
Return on tangible common equity reconciliation										
Return on common equity (GAAP)		9.35 %		9.48 %		9.20 %		8.45 %		7.89 %
Gain on terminated cash flow hedge		(0.45)		—		—		—		—
Payroll transition bonus		0.58		—		—		—		—
FDIC special assessment accrual reversal		(0.16)		—		—		—		—
Merger-related and other charges		0.07		0.05		0.29		0.42		0.12
Deemed dividend on preferred stock redemption		—		—		0.34		—		—
Return on common equity - operating		9.39		9.53		9.83		8.87		8.01
Effect of goodwill and other intangibles		3.66		3.78		3.73		3.47		3.20
Return on tangible common equity - operating		13.05 %		13.31 %		13.56 %		12.34 %		11.21 %
Return on assets reconciliation										
Return on assets (GAAP)		1.22 %		1.21 %		1.29 %		1.11 %		1.02 %
Gain on terminated cash flow hedge		(0.06)		—		—		—		—
Payroll transition bonus		0.07		—		—		—		—
FDIC special assessment accrual reversal		(0.02)		—		—		—		—
Merger-related and other charges		0.01		0.01		0.04		0.05		0.02
Return on assets - operating		1.22 %		1.22 %		1.33 %		1.16 %		1.04 %

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

	2026	2025			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Return on assets to return on assets- pre-tax pre-provision reconciliation					
Return on assets (GAAP)	1.22 %	1.21 %	1.29 %	1.11 %	1.02 %
Income tax expense	0.35	0.37	0.38	0.31	0.29
Provision for credit losses	0.16	0.19	0.11	0.17	0.23
Gain on terminated cash flow hedge	(0.08)	—	—	—	—
Payroll transition bonus	0.10	—	—	—	—
FDIC special assessment accrual reversal	(0.03)	—	—	—	—
Merger-related and other charges	0.01	0.01	0.05	0.07	0.01
Return on assets - pre-tax pre-provision - operating	1.73 %	1.78 %	1.83 %	1.66 %	1.55 %
Efficiency ratio reconciliation					
Efficiency ratio (GAAP)	56.66 %	54.40 %	54.30 %	56.69 %	56.74 %
Gain on terminated cash flow hedge	1.03	—	—	—	—
Payroll transition bonus	(2.41)	—	—	—	—
FDIC special assessment accrual reversal	0.68	—	—	—	—
Merger-related and other charges	(0.31)	(0.21)	(1.25)	(1.85)	(0.52)
Efficiency ratio - operating	55.65 %	54.19 %	53.05 %	54.84 %	56.22 %
Tangible common equity to tangible assets reconciliation					
Equity to total assets (GAAP)	12.97 %	12.99 %	12.78 %	12.86 %	12.56 %
Effect of goodwill and other intangibles	(3.05)	(3.07)	(3.07)	(3.10)	(3.06)
Effect of preferred equity	—	—	—	(0.31)	(0.32)
Tangible common equity to tangible assets	9.92 %	9.92 %	9.71 %	9.45 %	9.18 %

About United Community Banks, Inc.

United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top-100 U.S. financial institution committed to building stronger communities and improving the financial health and well-being of its customers. United Community offers a full range of banking, mortgage and wealth management services. As of March 31, 2026, United Community Banks, Inc. had $28.2 billion in assets and operated 200 offices across Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee. The company also manages a nationally recognized SBA lending franchise and an equipment finance subsidiary, extending its reach to businesses across the country. United Community is the most awarded bank in the Southeast for Retail Banking Customer Satisfaction by J.D. Power, earning more awards than any other bank in the region, including recognition in 12 of the last 17 years. The company has also been named one of the "Best Banks to Work For" by *American Banker* for nine consecutive years. In commercial banking, United Community earned multiple 2026 Greenwich Best Bank awards for Small Business Banking. *Forbes* has consistently named United Community among the World's Best and America's Best Banks. Learn more at ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "noninterest expense - operating", "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the merger with Peach State Bancshares, Inc. (the "Merger") may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the failure to obtain the necessary approval by the shareholders of Peach State, (5) the possibility that the costs, fees, expenses and charges related to the Merger may be greater than anticipated, (6) the ability of United to obtain required governmental approvals of the Merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risks relating to the integration of Peach State's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the Merger, (11) the risks associated with United's pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United's issuance of additional shares of its common stock in the Merger, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the U.S. Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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